Exhibit 99.1

August 18, 2014	TSX: GPR
For Immediate Release	NYSE MKT: GPL

GREAT  PANTHER  SILVER  APPOINTS  NEW  COO

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL; “Great Panther”; the “Company”) today announced the appointment of Ali Soltani as the Company’s new Chief Operating Officer.  Mr. Soltani has more than 30 years of mining experience in precious metals and copper with Newmont Mining and Phelps Dodge.  In his most recent roles at Newmont he served as Vice President of Technical Services, and as Group Executive with overall responsibility for the company’s South American operations.  In his new role, Mr. Soltani has responsibility for overseeing Great Panther’s operations, and will be based in the Company’s head office in Vancouver.

“We are extremely pleased to attract a professional of Ali’s calibre to Great Panther”, stated Robert Archer, President & CEO.  “I am confident that his depth of operating knowledge will have an immediate and lasting effect on our Mexican operations, particularly as we ramp up production at our new satellite mine, San Ignacio.  We look forward to working with Ali as we improve our operating efficiencies and continue to grow the Company organically and through potential acquisitions.”

Mr. Soltani has a master’s degree in Mining Engineering from the South Dakota School of Mines and Technology and speaks Spanish.  During his career, Mr. Soltani has served in numerous senior operating and technical leadership roles, including planning and engineering, management of unit operations and mine sites, project evaluations, and mergers and acquisitions, and has lived and worked extensively in Latin America.

For further information, please visit the Company's website at www.greatpanther.com, e-mail info@greatpanther.com or contact:

Robert Archer President & CEO 1-888-355-1766	Mariana Fregonese Director Corporate Communications and Sustainability 1-888-355-1766

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL.  The Company’s current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex, which includes the new San Ignacio satellite mine, and the Topia Mine in Durango.  The Company also has two exploration projects in Mexico, El Horcon and Santa Rosa, and is pursuing additional mining opportunities in the Americas.